NO ACT

1G
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000182

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 19 2013

Washington, DC 20549

February 19, 2013

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/19/13

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 21, 2012

Dear Ms. O'Toole:

This is in response to your letters dated December 21, 2012, January 25, 2013, and January 29, 2013 concerning the shareholder proposal submitted to Goldman Sachs by John C. Harrington. We also have received letters on the proponent's behalf dated January 22, 2013 and January 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 21, 2012

The proposal provides that the board undertake an analysis of the opportunities under federal and state law for Goldman Sachs, as a "person," to run for electoral office where permissible and to issue a report on policy options regarding whether and where the corporation "can seek to itself run, as a person, for electoral positions."

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(5). In this regard, we note your representation that Goldman Sachs "currently has no involvement, never has had any involvement, and has no plans to become involved in the business of running for political office." Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Goldman Sachs relies.

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 29, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. ("Company")
Request to Omit Shareholder Proposal of John C. Harrington

Ladies and Gentlemen:

This letter relates to the January 28, 2013 letter on behalf of John C. Harrington ("Proponent"), submitted by Sanford J. Lewis (the "Second Response Letter").

The Second Response Letter misrepresents the position taken by the Company in its January 25, 2013 response to the Proponent's initial letter by stating that "[t]he notion that its form of political participation has 'no bearing on reputational risk' as stated in the new supplemental letter should be offensive to every shareholder." However, the Company's response actually states that "[e]ven though reputational risk and political participation can be significant issues to any business, **this Proposal requests that the Company pursue a very particular political activity [i.e., run for elected office as a person] that has no bearing on reputational risk...**" (emphasis added). The Company does in fact take reputational risk related to political participation very seriously, and in fact, **does not make any political contributions in the United States from corporate funds.**

If you have any questions, please contact me (212-357-1584; Beverly.OToole@gs.com). Thank you again for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

cc: John C. Harrington (electronically)
Sanford J. Lewis, Esq. (electronically)

SANFORD J. LEWIS, ATTORNEY

January 28, 2013
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on Corporate Participation in Politics Submitted to Goldman Sachs for 2013 Proxy Materials On Behalf of John C. Harrington – supplemental reply
Via email to shareholderproposals@sec.gov

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Goldman Sachs (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the supplemental letter from the Company dated January 25, 2013, sent to the Securities and Exchange Commission Staff by the Company. We stand by our reply.

The Company's reply letter gives us the distinct impression that either the Company is wearing blinders on the reputational effects posed by its total participation in the political system, or it believes that by fragmenting contributions, the revolving door, and other alternatives for participation, can minimize the engagement by shareholders on the significant problem of how the Company engages the political process. Instead, the Proponent takes the position that this is a holistic problem with many elements, and the Proposal reflects this vantage point. The subject matter giving rise to the proposal is and remains how the company engages the political process.

The notion that its form of political participation has "no bearing on reputational risk" as stated in the new supplemental letter should be offensive to every shareholder; it is especially so to the Proponent. Clearly, the array of mechanisms by which the Corporation is participating and even dominating political participation has a clear reputational impact.

We believe the proposal should not be excludable as currently written. However, if the Staff concludes that the comment in the supporting statement regarding employee contributions has a misleading effect, which we do not believe that it does, we would gladly omit that statement to retain the rest of the proposal.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Beverly L. O'Toole, Managing Director, Associate General Counsel
John C. Harrington

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

January 25, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of John C. Harrington

Ladies and Gentlemen:

This letter relates to the request dated December 21, 2012 (the "Initial Request Letter") submitted by The Goldman Sachs Group, Inc. (the "Company") seeking confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal received from John C. Harrington from the Company's 2013 Proxy Materials.[1] On behalf of the Proponent, Sanford J. Lewis, Esq. submitted a letter to the Staff dated January 22, 2013 (the "Response Letter") responding to certain arguments that the Company made in the Initial Request Letter. Electronic copies of this letter are being sent concurrently to the Proponent and Mr. Lewis.

In short, the Company believes that nothing in the Response Letter refutes the arguments made by the Company in the Initial Request Letter and, in fact, the Response Letter actually provides additional support for the Company's analysis in several respects.

For example, regarding Rule 14a-8(i)(3), the Response Letter states that the Proposal "is aimed at the integrity of our electoral system, addressing the very significant social policy issue of finding *alternatives* to the corrupting influence of money in politics" (emphasis added), but goes on to assert that the Proposal "in no way creates an impression that this proposal would end such contributions." As noted by the Company in its Initial Request Letter, the Proposal is misleading precisely because the supporting statement (and, now, the Response Letter) primarily

[1] All capitalized terms used, but not otherwise defined, in this letter have the same meanings ascribed to them in the Initial Request Letter.

discusses political contributions and yet the resolution in the Proposal itself has nothing to do with political contributions and would have no effect on them (as the Response Letter acknowledges). *Accord SLB 14B* ("[R]eliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."). It also bears repeating, given how much emphasis is made in the Proposal and Response Letter regarding the "corrupting influence of corporate money in politics," that (as mentioned in note 1 of the Initial Request Letter) Goldman Sachs does not make any political contributions in the United States from corporate funds.

The Response Letter, if anything, adds to the confusion by bringing in a new line of concerns that are not referenced in the supporting statement and that are in no way addressed by the resolution in the Proposal – namely, the involvement of former Company employees in governmental service. Nothing in the resolution contained in the Proposal would affect the decisions of individual employees to leave our Company for public service or vice versa. Ultimately, to whatever extent the Proponent genuinely might be concerned with the Company's reputation, the Proposal is not targeted to redressing that concern and creates "a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

As to Rules 14a-8(i)(5) and (7), the Response Letter claims that the Proposal addresses significant business issues related to the Company's reputation that cannot be characterized as ordinary business. Here too, the lack of any connection between the Proposal's resolution—purportedly a report on whether the Company can run for elected office—and the issues apparently animating the Proponent's concerns supports exclusion from the 2013 Proxy Materials. Even though reputational risk and political participation can be significant issues to any business, this Proposal requests that the Company pursue a very particular political activity that has no bearing on reputational risk or other forms of political participation with which the Proponent is concerned. At bottom, therefore, as noted in the Initial Request Letter, the Proposal actually does not relate to the Company's existing business at all and is a request that it pursue an entirely new activity.

To the extent that the Proponent is seeking to address the Company's political participation generally, the Proposal he submitted simply fails to do so. Though the supporting statement (and, now, the Response Letter) discusses a variety of political concerns, the resolution in the Proposal is a highly specific directive to pursue one specific method of political participation – that is, running for office. The Proposal does not request that the Company refrain from political contributions or somehow seek to dissuade its employees from making political contributions, but rather requests that the Company undertake one particular form of political engagement. The Response Letter's reference to *International Business Machines Corp.* (Jan. 21, 2002), where exclusion was permitted because the proposal was "geared towards directing the company to engage in a particular line of political or legislative involvement to address a specific subject matter of concern", clearly applies here as well. As noted in the Initial Request Letter, this is not at all like the proposal at issue in *Archer-Daniels-Midland Co.* (Aug.

18, 2010), which the Staff viewed as focused primarily on the Company's "general political activities." As such, the Company continues to believe that the Proposal may be excluded from the 2013 Proxy Materials and respectfully renews its request that the Staff concur in this view. Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you again for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

cc: John C. Harrington
Sanford J. Lewis, Esq.

SANFORD J. LEWIS, ATTORNEY

January 22, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on Corporate Participation in Politics Submitted to Goldman Sachs for 2013 Proxy Materials On Behalf of John C. Harrington

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Goldman Sachs (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 21, 2012, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(1), Rule 14a-8(i)(3), Rule 14a-8(i)(5), and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Beverly L. O'Toole, Managing Director, Associate General Counsel.

SUMMARY

The Proposal asks the Company to conduct a policy review of the opportunities for the Corporation, Goldman Sachs, to run for political office as a corporate person. The Proponent believes that such activity would do less to undermine the integrity of the national political process and the company's reputation than the manner in which the Company currently wields influence over the US government. The full text of the Proposal is included as Appendix A.

The Company argues for exclusion on the bases of Rules 14a-8(i)(1), 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7). As described below, the Proposal is not excludable on any of these bases.

The Company asserts that the subject matter is part of the "ordinary business of" Goldman Sachs board and management, yet also "not significantly related to the company's business." When it comes to the ordinary business issue, this proposal is aimed at the integrity of our electoral system, addressing the very significant social policy issue of finding alternatives to

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

the corrupting influence of corporate money in politics. Therefore, it transcends "ordinary business" and is not excludable pursuant to Rule 14a-8(i)(7). In terms of the relationship to the Company's business, the company's reputation has been very much affected by its role in politics. Therefore, the Proposal comes under the rubric of items which are "otherwise significantly related" to the Company's business under Rule 14a-8(i)(5) and is not excludable on this basis.

The Company further asserts that the proposal contains false and misleading statements and/or vague and indefinite statements. This is simply inaccurate. The Company has gone to lengths to distort the language of the proposal in order to create "vague or indefinite" statements where none appear. The Proposal is not misleading and is not excludable under 14a-8(i)(3).

The Company finally asserts that the Proposal violates the SEC rule against mandatory shareholder proposals in Rule 14a-8(i)(1). The Proposal, in its request for a policy review, was not intended to be a mandatory proposal. The Proponent requests the opportunity from the staff to revise the proposal by adding the words "shareholder requests" at the outset of the resolve clause to clarify that this was intended to be an advisory proposal.

DISCUSSION

I. The Proposal is Not Excludable on the Basis of Rule 14a-8(i)(7) Because it Transcends Ordinary Business in Addressing the Significant Social Policy Issue of Finding Alternatives to the Corrupting Influence of Corporate Money in Politics.

The present proposal is in line with other proposals on the advancement of integrity of the electoral system, such as political contributions proposals. As such, it transcends ordinary business. In the many political and lobbying decisions by the Staff, a key distinguishing feature that separates proposals excludable under the ordinary business rule from those that are not, is whether the proposal sought to direct how the company handles particular subject matters of concern for the business, versus setting more general policy on political contributions and participation. The latter is generally not excludable under the ordinary business rule, while where the shareholder has tried to direct company policy on a particular lobbying or political topic, the proposal crosses the line and is found to be ordinary business.

The company is erroneous in distinguishing the current proposal from *Archer Daniels Midland Company* (August 18, 2010). *Archer Daniels Midland* involved a proposal which would prohibit the use of corporate funds for any political/election/campaign purpose. Like the present Proposal, the proposal in *Archer Daniels* was aimed towards restoring the integrity of the company's position in the political arena and was not directed toward any particular subject matter. This and other precedents demonstrate that a *subject matter* focus of political or lobbying proposals, directing specific outcomes (such as requiring lobbying on a particular topic) is what is prohibited by the ordinary business rule, while across-the-board proposals directed toward broad policy and integrity of corporate participation in the political process are not excludable.

That is why the present case is **not** like the ordinary business precedent that the company cited, *International Business Machines Corporation* (January 21, 2002) which was excludable under the ordinary business rule because it was geared towards directing the company to engage in a particular line of political or legislative involvement to address a specific subject matter of concern to the company, namely employee health benefits. One can see this principle spread across many of the Staff decisions. Additional examples of this distinction in action include:

> **Excludable:** *Duke Energy* (February 24, 2012) was found excludable under Rule 14a-8(i)(7) because it asked for a report on the Company's global warming related lobbying activities. The staff noted that "In our view, the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities."
>
> **Not excludable:** *Raytheon Company* (March 29, 2011) a report on the company's lobbying activities generally. The Home Depot (March 25, 2011) requiring, among other things, an analysis by the company of consistency of political contributions with company policies and values, and an advisory shareholder vote on such contributions.

II. The Proposal is Not Excludable on the Basis of Rule 14a-8(i)(5) Because it is Targeted at the Company's Corporate Reputation and therefore "Otherwise Significantly Related".

Current Company activities in the political arena have inflicted damage on the Company's corporate reputation. The current proposal, which is aimed at improving that reputation through an alternative approach to these issues, falls within the relevant standards established by staff precedents under Rule 14a-8(i)(5). *Devon Energy* (March 27, 2012) (Staff found proposal for annual report on lobbying expenditures could not be said to be "otherwise not significantly related" to the company's business due to reputation impact); *Wal-mart Stores* (March 31, 2010) (proposal on controlled atmosphere killing of poultry could not be said to be "otherwise not significantly related" to the company's business, due to reputation risk).

Public outcry over corporate involvement in politics is ubiquitous. In the case of Goldman Sachs, the phrase "Government Sachs" has been coined to express the notion that the company has overwhelming and inappropriate levels of control and influence both via its enormous donations, with its employees constituting one of the largest bloc campaign funders in the U.S. and by the number of employees that come and go through the revolving door between the government and this company. For example:

> "The history of Goldman employees moving into the halls of political power is well known and highly contentious. ... Detractors of the phenomenon are legion, arguing that it leads to government policies that favor banking firms at the expense of the general populace." "Bank of England's New Leader, a Member of the 'Government Sachs' Club", *New York Times*, November 26, 2012.

> "Indeed, Goldman's presence in the department and around the federal response to the financial crisis is so ubiquitous that other bankers and competitors have given the star-studded firm a new nickname: Government Sachs. ... Some people say that all of these Goldman ties to the New York Fed are simply too close for comfort. "It's grotesque," said Christopher Whalen, a managing partner at Institutional Risk Analytics and a critic of the Fed. "And it's done without apology." "The Guys from 'Government Sachs'", *New York Times*, October 19, 2008.

> "Unlike some other forms of money in politics, politicians never have to disclose job negotiations while in office, and never have to disclose how much they're paid after leaving office. In many cases, these types of revolving door arrangements drastically shape the laws we all live under. For example, former Senator Judd Gregg (R-NH) spent his last year in office fighting reforms to bring greater transparency to the derivatives marketplace. Almost as soon as he left office, he joined the board of a derivatives trading company and became an "advisor" to Goldman Sachs. Risky derivative trading exacerbated the financial crisis of 2008, yet we're stuck under the laws written in part by Gregg. How much has he made from the deal? Were his actions in office influenced by relationships with his future employers?" "When a Congressman Becomes a Lobbyist, He Gets a 1,452 Percent Raise (On Average)", *The Nation*, March 14, 2012.

This Proposal is not merely a general statement regarding abstract corporate policy, but rather a proposal geared towards an alternative approach that could, in the Proponent's opinion, be less harmful to the Company's reputation. Therefore, the proposal is not excludable under Rule 14a-8(i)(5).

III. The Proposal Is Not Excludable on the Basis of Rule 14a-8(i)(3) or Rule 14a-9 Because it Does Not Contain False and Misleading Statements, nor is it Vague or Indefinite.

The Proposal does not contain materially false and misleading statements as to the Supreme Court's holding in *Citizens United,* nor is it vague and indefinite in its clear request for a legal report analyzing opportunities for a corporation to run for elective office under federal and state law. The Company has misconstrued the language of the Proposal, inventing a different proposal through distorted interpretations, in order to create the impression that the proposal contains false or misleading statements. The Company has also selectively highlighted language of the Proposal to make the request appear vague. In fact, the plain language of the Proposal contains neither false nor misleading statements nor poses a request that is vague or indefinite. Therefore the proposal is not excludable pursuant to Rule 14a-8(i)(3) or Rule 14a-9.

(i.) The Proposal accurately states the Supreme Court's ruling in *Citizen's United.*

The court in *Citizens United* interpreted the First Amendment's freedom of speech to include corporate expenditures involving 'electioneering communications' and struck down elements of the McCain-Feingold law.

This is all that the proposal states with regard to *Citizens United.* Any further interpretation of this holding that the Company sees "implied" in the Proposal is fabricated by the Company. The proposal does also reference the concept of corporate personhood, which is commonly understood by many in the nonprofit, public policy and socially responsible investment world as going hand-in-hand with the Citizens United decision.

As is perfectly clear from the language of the proposal, the premise of the current Proposal is that in the current environment, the integrity of the electoral system and of the corporation are both at risk due to the firewall that was breached with the *Citizens United* decision, hand-in-hand with the trend under which courts and legislatures view corporations as a "person" with certain rights. The role of corporate money in our politics threatens the integrity of our electoral system, the corporation's reputation and even its legitimacy as an institution. As described above in the discussion of "Government Sachs," popular opinion sees the Company exerting overwhelming and inappropriate levels of control and influence in U.S. politics.

The Proposal's reference to *Citizen's United* is intended to, and does, give the relevant context of this Proposal and therefore is hardly "irrelevant to the Proposal's essential topic" as the Company states. The Proposal states accurately that the Supreme Court's ruling in *Citizen's United* interpreted the First Amendment's freedom of speech provisions to include corporate expenditures involving 'electioneering communications' and struck down elements of the McCain-Feingold law and neither states nor implies that the Supreme Court's *Citizen's United* decision unleashed the corporation as a 'person'. The Proponent does not believe that *Citizen's United* "radically expanded the legal concept of corporate personhood" and does not state such in this Proposal; the Company's allegation that the Proposal "implies" that *Citizen's United* expanded corporate personhood is based on the Company's own fabrication of meaning that the Proposal does not contain.

(ii) The Proposal clearly requests that the Company produce a legal report analyzing opportunities for a corporation to run for elective office under federal and state law. This request is neither vague nor indefinite.

The Proposal clearly requests that the Company produce a legal report analyzing opportunities for a corporation to run for elective office under federal and state law. The Company seeks to construe this request as "subject to multiple interpretations" by arbitrarily segmenting the operative sentence of the Proposal. The Proposal's operative sentence states:

> *"Therefore, be it resolved, that the Board of Directors undertake an analysis of the opportunities under federal and state law for Goldman Sachs, as a 'person' with certain rights under the laws of the United States and individual states and territories, to run for electoral office where permissible, and to issue a report to shareholders . . . on policy options regarding whether and where the corporation can itself run, as a person, for electoral positions."*

The request for "an analysis of the opportunities under federal and state law" for the corporation to run for office clearly indicates a desire for a legal report analyzing this issue under federal and state law. The Company segments the language of the request into "an analysis" and "a report . . . on policy options." The Company then argues that the combination of these two phrases could result in a variety of interpretations as to what is being proposed, and thus will confuse shareholders who might vote on the Proposal.

As it is actually written, the Proposal unambiguously requests a legal report analyzing the legal possibilities for corporate candidacy under federal and state law. The Proposal clearly states that the report requested is an analysis of "the opportunities **under federal and state law** for Goldman Sachs... to run for electoral office where permissible" [Emphasis added]. Although the Company lists a litany of possible reports and analyses that it could undertake, the language of the Proposal itself is not vague. This is not an instance where shareholders would have no idea or a lack of clarity about what they were voting for.

Further, the fact that the supporting statement mentions the role of employee contributions in no way creates an impression that this proposal would end such contributions. Instead, the clear implication is that the proposal intends to encourage the company to explore a different means of participation in the political system. The plain language of the resolved clause speaks for itself, and does not specifically reference eliminating employee contributions.

IV. This Proposal is Advisory Only. The Proponent Requests the Opportunity from the Staff to Revise the Proposal by Adding the Words "Shareholder Requests" to Clarify that this was Intended to be an Advisory Proposal.

The Company asserts that the proposal violates Rule 14a-8(i)(1) because it is stated in mandatory language. We agree that the proposal was erroneously drafted as a mandatory statement. This was an unfortunate residue of the Proponent's original intention to draft this as a bylaw amendment. However, the intent was to make this a precatory proposal, and we request the opportunity to revise the Proposal by adding the statement "shareholders request" at the beginning of the resolved clause. We hope the staff agrees that the present circumstance of a shareholder who is trying to break new ground on significant social policy issues can make this amendment.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the

Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Beverly L. O'Toole, Managing Director, Associate General Counsel
John C. Harrington

APPENDIX A

PROPOSAL

Whereas, the Supreme Court, ruling in *Citizens United v. Federal Election Commission (Citizens United)* interpreted the First Amendment's freedom of speech to include corporate expenditures involving "electioneering communications," and the court struck down elements of the previously well-established McCain-Feingold law;

Whereas, according to the non-partisan organization Opensecrets.org, in 2012 our company's PAC and employees spent $6,389,323 in political contributions including $5.3 million to individuals running for office;

Whereas, Goldman Sachs employees are also known to be contributing substantially to so-called Super PACs, which engage in political advertising as authorized by the *Citizens United* decision;

Whereas, in the opinion of the proponent, massive expenditures on political contributions organized by our company are inappropriate. As investors, we believe the spending by the Goldman Sachs PAC and company employees is as likely to jeopardize the reputation of the company as it is to enhance profitability. Further, as citizens, we believe that any such efforts undermine the integrity of our nation's electoral system, and encourage competitive and covert corporate involvement in elections. They abrogate and overwhelm the role of individual voters in the electoral process and result in domination of our political process by corporations; and

Whereas, the Supreme Court has unleashed the corporation as a "person" for purposes of these fundamentally political and personal activities, we believe it is more appropriate for the Corporation to forthrightly participate in the political process than to do so covertly by availing itself of the opportunity for a behind-the-scenes and potentially anonymous role in politics and political advertising.

Therefore, be it resolved,

That the Board of Directors undertake an analysis of the opportunities under federal and state law for Goldman Sachs, as a "person" with certain rights under the laws of the United States and individual states and territories, to run for electoral office where permissible, and to issue a report to shareholders, at reasonable cost and excluding confidential information, by December 31, 2013, on policy options regarding whether and where the corporation can seek to itself run, as a person, for electoral positions.

Supporting statement

Over the past 10 years, Goldman Sachs' PAC and employees have been listed as a top contributor to political campaigns and ranked among the top 10 largest political donors every year. Forty-four out of 49 lobbyists working for our company have previously held government jobs. Twice, in 2004 and 2008, our PAC and employees have contributed more to political campaigns than any other business in the U.S.

In the opinion of the proponent, it would be less damaging to the integrity of our political system and our company, for our Corporation to directly run for office as a person under federal or state law, than to continue in the current form of political participation.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 21, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from John C. Harrington (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

I. The Proposal

The Proposal, including its supporting statement, reads as follows:

Whereas, the Supreme Court, ruling in Citizens United v. Federal Election Commission (Citizens United) *interpreted the First Amendment's freedom of speech to include corporate expenditures involving 'electioneering communications,' and the court struck down elements of the previously well-established McCain-Feingold law;*

Whereas, according to the non-partisan organization Opensecrets.org, in 2012 our company's PAC and employees spent $6,389,323 in political contributions including $5.3 million to individuals running for office;

Whereas, Goldman Sachs employees are also known to be contributing substantially to so-called Super PACs, which engage in political advertising as authorized by the Citizens United decision;

Whereas, in the opinion of the proponent, massive expenditures on political contributions organized by our company are inappropriate. As investors, we believe the spending by Goldman Sachs PAC and company employees is as likely to jeopardize the reputation of the company as it is to enhance profitability. Further, as citizens, we believe that any such efforts undermine the integrity of our nation's electoral system, and encourage competitive and covert corporate involvement in elections. They abrogate and overwhelm the role of individual voters in the electoral process and result in domination of our political process by corporations; and

Whereas, the Supreme Court has unleashed the corporation as a 'person' for purposes of these fundamentally political and personal activities, we believe it is more appropriate for the Corporation to forthrightly participate in the political process than to do so covertly by availing itself of the opportunity for a behind-the-scene and potentially anonymous role in politics and political advertising.

Therefore, be it resolved,

That the Board of Directors undertake an analysis of the opportunities under federal and state law for Goldman Sachs, as a 'person' with certain rights under the laws of the United States and individual states and territories, to run for electoral office where permissible, and to issue a report to shareholders, at reasonable cost and excluding confidential information, by December 31, 2013, on policy options regarding whether and where the corporation can seek to itself run, as a person, for electoral positions.

Supporting statement

Over the past 10 years, Goldman Sachs' PAC and employees have been listed as a top contributor to political campaigns and ranked among the top 10 largest political donors every year. Forty-four out of 49 lobbyists working for our company have previously held

> *government jobs. Twice, in 2004 and 2008, our PAC and employees have contributed more to political campaigns than any other business in the U.S.*
>
> *In the opinion of the proponent, it would be less damaging to the integrity of our political system and our company, for our Corporation to directly run for office as a person under federal or state law, than to continue in the current form of political participation."*

II. Reasons for Omission

The Company believes that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(1), because the Proposal's mandatory terms are an improper subject for shareholder action under Delaware law;
- Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements and is vague and indefinite;
- Rule 14a-8(i)(5), because the Proposal is not significantly related to the Company's business; and
- Rule 14a-8(i)(7), because, to the extent the Proposal does relate to the Company's business, it deals with the Company's ordinary business operations (specifically, the best method of political participation).

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because the Proposal's mandatory terms would interfere with the exercise of independent business judgment by the Company's directors under Delaware law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) further provides that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation . . . *shall* be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation" (emphasis added). Accordingly, the Staff consistently has concurred that mandatory shareholder proposals may be excluded from the proxy statements of Delaware corporations. *See, e.g., IEC Electronics Corp.* (Oct. 31, 2012); *Bank of America Corp.* (Feb. 16, 2011).

The Proposal is not drafted as a recommendation or suggestion. Rather, it would require the Company to undertake a specific analysis and to issue a particular report. The Company's shareholders are not authorized by the DGCL or the Company's Restated Certificate of Incorporation to require a report from the board of directors regarding the Company's opportunities and options to run for elected office. Thus, this mandatory Proposal infringes on the powers expressly reserved to the board of directors of Delaware corporations, such as the Company.

Lastly, to the extent that the Proposal would not be excludable had it been phrased as precatory, the Company believes that the Proponent should not be permitted to correct this defect. Staff guidance in this regard indicates that the Staff "*may, under limited circumstances*, permit shareholders to revise their proposals and supporting statements" and that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] *may* permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal." *Staff Legal Bulletin 14*, at E.5 (July 13, 2001) (emphasis added). The Staff guidance suggests that there are circumstances where it will not allow such a revision, and we believe that in the current circumstances a revision should not be permitted. The Proponent is a sophisticated and experienced shareholder proponent who has submitted over seventy proposals in the past decade, either directly or through his firm, Harrington Investments, Inc., including to the Company, and who is undoubtedly well aware of the difference between mandatory and precatory proposals. Nevertheless, the Proposal is very clearly phrased as a mandatory call for board action. In these circumstances, there is no reason to think that the Proposal's literal terms reflect some mere technical oversight or that, even if they do, this sophisticated Proponent should not bear full responsibility for that oversight.

Accordingly, we request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(1).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements fundamental to its understanding.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin 14B* (Sept. 15, 2004) ("*SLB 14B*"), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates either that a factual statement is objectively and materially false or misleading or that the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company believes that the Proposal:

- contains objectively false and misleading statements about the holding of *Citizens United*, which undermines the Proposal's fundamental premise; and

- is impermissibly vague and indefinite as to the precise action it directs the Company to take.

(i) The Proposal contains objectively and materially false and misleading statements about the holding of *Citizens United*, which undermines the Proposal's fundamental premise.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental legal premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to be disclosed in the proxy statement, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (Feb. 12, 2007); *Bear Stearns Cos. Inc.* (Jan. 30, 2007).

The Company believes similar reasoning applies here because the Proposal is predicated on a misapprehension and misstatement of law. By asserting that the Supreme Court's decision in *Citizens United* "has unleashed the corporation as a 'person' for purposes of these fundamentally political and personal activities" and suggesting that *Citizens United*'s holding allows the Company "to forthrightly participate in the political process" by itself running for elected office, the Proposal implies that the *Citizens United* decision somehow radically expanded the legal concept of corporate personhood to permit corporations to run for elected office. In fact, nothing in the Supreme Court's *Citizens United* decision regarding the scope of a corporation's freedom of speech under the First and Fourteenth Amendments to spend money in support of or opposition to political candidates remotely suggests that a corporation possesses the ability to *be* those political candidates or to *serve* in elected office.

Yet, despite *Citizens United*'s irrelevance to the Proposal's essential topic—the purely legal issue of whether an entity is qualified to run for political office—the Proposal puts forth the *Citizens United* decision as the basis for the need to have the Company investigate its "opportunities" and "options" for running for office. In doing so, the Proposal takes as its fundamental premise the false statement that the U.S. Supreme Court has broadly altered the legal status of corporations in a way that is relevant to the Proposal. This false sense of significance further exacerbates the risk that shareholders will be misled in evaluating the Proposal's merits or the need for the action it seeks.

Accordingly, we request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite because it materially misstates the entire premise on which it relies.

(ii) The Proposal is impermissibly vague and indefinite such that neither the Company nor its shareholders can determine exactly what measures or actions the Proposal requires.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12, 1991), ambiguity creates that risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Furthermore, as the Staff indicated in *SLB 14B*, this analysis also considers the extent to which "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

The Company believes the Proposal's operative sentence is susceptible to multiple interpretations and, therefore, impermissibly vague and indefinite. The Proposal seeks "an analysis of the opportunities under federal and state law for Goldman Sachs . . . to run for electoral office where permissible, and to issue a report to shareholders . . . on policy options regarding whether and where the corporation can seek to itself run, as a person, for electoral positions." An "analysis of the opportunities" to run for office, and a report on "policy options regarding whether and where" to run, could mean (1) a *legal* analysis and report, involving a survey of election-related statutes and case law at the federal level, at all 50 states and at U.S. territories, indicating where legal entities affirmatively can qualify for candidacy, where they affirmatively cannot, and where it is unclear as an objective matter, (2) a *business* analysis and report on the costs and benefits to the Company specifically of running for elected office and a recommendation from the Company's directors regarding whether doing so is in the Company's best interests, (3) a *strategic* analysis and report on particular jurisdictions where the Company (as a candidate) has the best chances of winning an election, or (4) some combination of all the above. Moreover, rather than clarifying this uncertainty, the recitals and supporting statement only compound it: neither the irrelevant references to *Citizens United* nor the proponent's protracted discussion of campaign *spending* clarify what type of analysis and report on campaign *running* the Proposal seeks.

Because the Proposal fails to articulate with any reasonable certainty the parameters of the analysis and report that it envisions, there is a significant risk that neither shareholders voting on the Proposal nor the Company in implementing it could discern precisely what actions or measures it requires. For example, some shareholders voting on the Proposal might intend to express their views only on whether the Company should undertake an abstract investigation into a novel legal question while other shareholders might intend to express their views on whether the Company should actually run for elected office. In turn, if the Proposal were adopted, neither the voting results nor the Proposal's literal terms would provide the Company with sufficiently clear direction on how to implement it.

Furthermore, the Proposal gives the misleading impression, through its supporting statement, that it is seeking an end to political contributions by the Company's employees or employee-related political action committees. In particular, the final sentence of the Proposal suggests that running for political office would be "less damaging to the integrity of our political system and our company" than "continu[ing] in the current form of political participation"—that is, allowing continued PAC and employee contributions. Similarly, the final "Whereas" clause posits the Company's running for office as an alternative to employees' political contributions.[1] However, nothing in the resolution contained in the Proposal relates in any way to ceasing or otherwise limiting political contributions by the Company's employees.[2] But, some shareholders, focusing on the entirety of the Proposal, could very well believe they are voting to end or limit contributions by the Company's employees to the political process, even though the resolution itself has no bearing on that subject. Conversely, other shareholders may support all forms of political participation by corporations, and may support the Proposal because they believe the Company should have a more active role in politics through direct candidacy, in addition to employee contributions. The Company thus would have no way of knowing what a vote in favor of the Proposal means in terms of shareholder views on political activity.

Accordingly, the Company requests that the Staff concur that the Proposal is so inherently vague and indefinite as to its operative terms that it may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) as materially false or misleading.

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1 Relatedly, in repeatedly referring to contributions by "our company's PAC" and the "Goldman Sachs PAC" as something distinct from "contributions by employees," the Proposal could mislead shareholders into thinking that the Company itself has been making political contributions from corporate funds. In fact, as we publicly and clearly disclose in the Corporate Governance section of the Company's public website, "Goldman Sachs does not make any political contributions in the United States from corporate funds" and the "GS PAC is funded . . . on a *voluntary* basis by employees of Goldman Sachs . . . . *Corporate funds are not contributed to the GS PAC.*" *See* Goldman Sachs Statement on Policy Engagement and Political Participation, http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-activities-statement.pdf (emphasis added).

2 Indeed, it would very likely be unlawful under the laws of several states for the Company to prohibit its employees from making political contributions or donations of their own. *See, e.g.*, N.Y. LAB. LAW § 201-d(2)(a) (McKinney 2009) (making it unlawful for an employer to "discriminate against an individual in . . . terms, conditions or privileges of employment" due to "an individual's political activities outside of working hours"). This fact further exacerbates the fundamentally misleading nature of the repeated references in the supporting statement, suggesting that approval of the Proposal would limit political contributions by employees.

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) for lack of relevance because the Proposal is not significantly related to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of proposals that are not significantly related to the registrant's business.[3] The Commission had stated that "proposals relating to ethical issues such as political contributions . . . may be significant to the issuer's business, when viewed from a standpoint other than a purely economic one." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Rel. No. 34-19135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,353 (Oct. 14, 1982) (footnote omitted) ("Rel. No. 34-19135"), Nevertheless, a shareholder proposal still is excludable if it raises policy concerns that merely are "significant in the abstract but ha[ve] no meaningful relationship to the business" of the particular company. *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985); *accord* Rel. No. 34-19135, at 85,354 ("where the subject matter of a proposal bears no economic relationship to the issuer's business, the staff has permitted the exclusion of the proposal under paragraph (c)(5)"). Thus, even where a shareholder proposal relates to general social, ethical, reputational or other similar matters, the Staff has concurred in the exclusion of that proposal when it had little or no connection to the company's actual operations. *See, e.g., Procter & Gamble Co.* (Aug. 11, 2003) (permitting exclusion of proposal relating to stem cell research, in which the company did not engage).

The Company acknowledges that shareholder proposals relating to campaign contributions and political spending from corporate funds typically are not excludable under Rule 14a-8(i)(5), but the Proposal here is atypical. While the supporting statement repeatedly references political contributions by Company employees, the actual resolution contained in the Proposal does not seek any action by, or information from, the Company regarding money donated to political campaigns or causes. Rather, the Proposal actually seeks to have the Company investigate and report on opportunities and options for pursuing an entirely different political activity: direct representation of the public as an elected official. Additionally, as noted

---

3 More precisely, Rule 14a-8(i)(5) permits the exclusion of a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Proposal asserts that, "in 2012, our company's PAC and employees spent $6,389,323 in political contributions." The Company's Annual Report on Form 10-K for the year ended December 31, 2011 disclosed total assets of approximately $923 billion as of December 31, 2011, net earnings for 2011 of approximately $4.4 billion and total non-interest revenues for 2011 of approximately $23.6 billion. Because the Company's operations relating to political spending—which are funded solely through employee contributions—are far below the quantitative tests of Rule 14a-8(i)(5), the only question pertinent in this instance is whether those operations are "otherwise significantly related to the company's business."

above, the Company publicly discloses that it makes no political contributions from corporate funds. As a result, the Proposal's references to the past political spending by Company employees in favor of other candidates and causes are red herrings largely unrelated to the Proposal's apparent objective of commissioning a report on whether the Company can and/or should run for political office in the future.

The Company is a global financial services firm providing investment banking, securities and investment management services to a substantial and diversified client base. It currently has no involvement, never has had any involvement, and has no plans to become involved in the business of running for political office. Hence, the issue that the Proposal raises—*e.g.*, a generalized preference that corporations directly run for office out of concern for "the integrity of our nation's electoral system"—simply is not germane to the Company's existing business or actual operations. For this reason, the Company believes the Proposal is excludable under Rule 14a-8(i)(5) for lack of relevance to the Company's business.

D. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because, to the extent that it does relate to the Company's business, it concerns only management functions and the Company's ordinary business operations (that is, the precise method of involvement in the political process).

To the extent that Staff determines that the Proposal should be characterized as relating to political participation in general (an activity the Company engages in solely through its employee-funded PAC) in contrast to Section C above, the Proposal may be excluded under the "ordinary business" exclusion of Rule 14a-8(i)(7). The Commission has stated that the term "ordinary business" "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Amendments to Rules on Shareholder Proposals,* Rel. No. 34-40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,538 (May 21, 1998). The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.* at 80,539. The Commission has identified two "central considerations" for the ordinary business exclusion: (1) certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted). For proposals requesting issuers to prepare reports, the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." *Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* Rel. No. 34-20091 [1983-84 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983).

An assessment of the most effective *approach* to public advocacy activities and political participation is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it directs specific involvement by a company in the political or legislative process. For example, in *International Business Machines Corp.* (Jan. 21, 2002), the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

To promote the best interests of the Company, its shareholders, and its clients, the Company engages in certain public advocacy activities as described in its Statement on Policy Engagement and Political Participation available on the Company's website.[4] The Proposal, while unclear, seems to seek a report on the viability of, and the business and public relations rationales for, pursuing one specific type of political activity—direct representation of the public as an elected official. In this respect, the Proposal is similar to the one at issue in *International Business Machines Corp.* because it is directed at the "ordinary business" of determining the precise *method* of political activity to achieve political priorities of the Company and its shareholders. Such a specific direction for action, moreover, is distinguishable from proposals that seek to limit corporate political contributions, which the Staff has stated are not excludable as "ordinary business." *See, e.g., Archer-Daniels-Midland Co.* (Aug. 18, 2010) (proposal, which also referenced the *Citizens United* decision, seeking adoption of "a policy prohibiting the use of corporate funds for any political election/campaign purposes" was not excludable pursuant to Rule 14a-8(i)(7) because it "focuse[d] primarily on ADM's general political activities"). Here, by contrast, the Proposal does not focus on the Company general political activities, but rather would direct the Company to pursue engaging in a specific type of political activity.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials as relating to the Company's ordinary business pursuant to Rule 14a-8(i)(7).

* * *

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4 *See* note 1, *supra*.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachment

cc: John C. Harrington (via facsimile)

Exhibit A



John Rogers
OCT 15 2012
Received

October 12, 2012

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Goldman Sachs company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Goldman Sachs common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John C. Harrington
President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM



Whereas, the Supreme Court, ruling in *Citizens United v. Federal Election Commission (Citizens United)* interpreted the First Amendment's freedom of speech to include corporate expenditures involving "electioneering communications," and the court struck down elements of the previously well-established McCain-Feingold law;

Whereas, according to the non-partisan organization Opensecrets.org, in 2012 our company's PAC and employees spent $6,389,323 in political contributions including $5.3 million to individuals running for office;

Whereas, Goldman Sachs employees are also known to be contributing substantially to so-called Super PACs, which engage in political advertising as authorized by the *Citizens United* decision;

Whereas, in the opinion of the proponent, massive expenditures on political contributions organized by our company are inappropriate. As investors, we believe the spending by the Goldman Sachs PAC and company employees is as likely to jeopardize the reputation of the company as it is to enhance profitability. Further, as citizens, we believe that any such efforts undermine the integrity of our nation's electoral system, and encourage competitive and covert corporate involvement in elections. They abrogate and overwhelm the role of individual voters in the electoral process and result in domination of our political process by corporations; and

Whereas, the Supreme Court has unleashed the corporation as a "person" for purposes of these fundamentally political and personal activities, we believe it is more appropriate for the Corporation to forthrightly participate in the political process than to do so covertly by availing itself of the opportunity for a behind-the-scenes and potentially anonymous role in politics and political advertising.

Therefore, be it resolved,

That the Board of Directors undertake an analysis of the opportunities under federal and state law for Goldman Sachs, as a "person" with certain rights under the laws of the United States and individual states and territories, to run for electoral office where permissible, and to issue a report to shareholders, at reasonable cost and excluding confidential information, by December 31, 2013, on policy options regarding whether and where the corporation can seek to itself run, as a person, for electoral positions.

Supporting statement

Over the past 10 years, Goldman Sachs' PAC and employees have been listed as a top contributor to political campaigns and ranked among the top 10 largest political donors every year. Forty-four out of 49 lobbyists working for our company have previously held government jobs. Twice, in 2004 and 2008, our PAC and employees have contributed more to political campaigns than any other business in the U.S.

In the opinion of the proponent, it would be less damaging to the integrity of our political system and our company, for our Corporation to directly run for office as a person under federal or state law, than to continue in the current form of political participation.

charles SCHWAB
ADVISOR SERVICES

October 12, 2012

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Account XXXX-
Harrington Inv Inc 401k Plan
FBO John C Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of Goldman Sachs Corporation (Symbol:GS) in the account referenced above. These shares have been held continuously since initial purchase on 08/29/2007.

Should additional information be needed, please feel free to contact me directly at 888-819-7463 between the hours of 10:00am and 6:30pm EST.

Sincerely,



Cannon C. Wray
Senior Relationship Specialist
Advisor Services
Charles Schwab & Co. Inc.